SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release

10 September, 2003

SkyePharma to present on DepoMorphine™ at major pain conference

LONDON, ENGLAND, 10 September, 2003 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announced today that Dr Garen Manvelian, SkyePharma's Medical Director, will give the keynote address, entitled "A New Paradigm in the Treatment of Post-surgical Pain", at a major conference, Future Pain Drugs Europe 2003, to held in London on 15-16 September. Dr Manvelian's presentation will describe DepoMorphine™, SkyePharma's novel sustained-release injectable formulation of epidural morphine designed for control of moderate-to-severe post-operative pain.

Dr Manvelian will present data suggesting that DepoMorphine™ offers a simple and effective approach to post-operative pain management associated with a variety of surgical procedures. "In addition," Dr Manvelian notes, "DepoMorphine™ fits well in today's multimodal approach for post-operative pain treatment. Positive feedback from investigators and patients continually motivated our research team during the clinical development of DepoMorphine™."

SkyePharma's Chief Executive, Michael Ashton, said: "DepoMorphine™ is currently our most important pipeline product. After deciding to undertake clinical development ourselves, we are proud to have completed clinical studies, culminating in an FDA submission in July with a European filing planned for the autumn. Our clinical trials have shown that DepoMorphine™ has great potential to improve the treatment of pain after surgery. There is widespread recognition that pain relief is an under-served market and current approaches to control of post-operative pain leave much to be desired. We look forward to working with Endo, our North American partner, to bring DepoMorphine™ to the market."

SkyePharma submitted a New Drug Application to the US Food & Drug Administration ("FDA") for DepoMorphine™ on 18 July. SkyePharma licensed DepoMorphine™ to Endo Pharmaceuticals Inc. for North America in December 2002 and expects to announce the appointment of licensees for DepoMorphine™ in Europe and other non-US territories later this year.

DepoMorphine™ employs SkyePharma's proprietary DepoFoam™ technology and is supplied as a ready-to-use suspension. It is given as a single epidural injection before or during surgery and provides highly effective pain relief for 48 hours following surgery. There is no need for an indwelling catheter for continuous infusion, thereby overcoming a major drawback to the epidural route of administration for opioids. SkyePharma expects that the main use of DepoMorphine™ will be in control of moderate-to-severe post-operative pain in hospitalised patients undergoing surgical procedures requiring general or local anaesthesia such as major abdominal surgery, orthopaedic surgery and caesarean section. Currently there are an estimated 7 million such procedures every year in the USA and 5 million in Europe.

SkyePharma has completed seven clinical trials of DepoMorphine™. The Phase IIb and Phase III clinical development programme for DepoMorphine™ involved four separate pain models and included nearly 1000 patients. In the two Phase III trials, in hip surgery and lower abdominal surgery, DepoMorphine™ demonstrated sustained dose-related analgesia and achieved its primary endpoint (superiority over study comparators in terms of total demand for opioid analgesics after surgery) with a high degree of statistical significance (p<0.0001 and p=0.0003, respectively). DepoMorphine™ also achieved statistical significance on several secondary endpoints such as patient perception of pain intensity and adequacy of pain relief. In two related Phase IIb trials, DepoMorphine™ was significantly better than study comparators in the caesarean section study (p=0.0209) and approached statistical significance in the knee arthroplasty study (p=0.0902), which used a novel endpoint: time-weighted pain intensity recall score over 48 hours. DepoMorphine™ achieved a high degree of statistical significance in total demand for opioid analgesics after surgery (p=0.001), a secondary endpoint in this trial but the primary endpoint in the three other studies. In all four of these studies the safety profile of DepoMorphine™ was typical for an epidural opioid agent.

Notes to Editors

About SkyePharma
SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

About DepoFoam™
DepoFoam™ is SkyePharma's proprietary sustained-release injectable delivery technology. This is fully commercialised and approved by regulatory agencies in both the USA and Europe. DepoFoam™ consists of tiny lipid-based particles containing discrete water-filled chambers dispersed through the lipid matrix. The particles are 10-30 microns in diameter and are suspended in saline. The suspension resembles skimmed milk and can be injected through a fine needle. The water-filled chambers containing active drug account for most of the weight of the particles. The lipids are naturally occurring substances (or close analogues) such as phospholipids and triglycerides. The small amount of lipid is cleared rapidly in the body as the particles deliver their drug payload over a period that can be modified from 1 to 30 days. For example in DepoCyt®/DepoCyte® the circulating half-life of the drug cytarabine is increased from 3.4 hours to 141 hours.

About post-operative pain
After a major surgical operation, the level of pain is usually very high for the first one to two days but the intensity of pain gradually subsides and by the end of the second day pain can normally be controlled with oral analgesics. For the immediate post-operative period, opioid analgesics like morphine (used alone or in combination with other non-opioid analgesics) are likely to remain the "gold standard" for relief of severe acute pain. However the relatively short duration of pain relief with opioids means that they require either continuous infusion or patient-controlled analgesia ("PCA") in which a pump delivers a series of doses of a short-acting opioid analgesic in response to the patient pressing a button (under computer control to prevent over-dosing). Both of these approaches require the patient to have an in-dwelling epidural or intravenous catheter. Such catheters can fall out or interfere with patient mobility and are a potential source of infections. Epidural catheters are also contra-indicated with concomitant use of anticoagulants because of the risk of bleeding in the spinal column that can potentially result in paralysis. There is a growing trend to routine use of anticoagulants in patients undergoing orthopaedic surgery in order to prevent blood clots.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, market a pharmaceutical product on a large scale and integrate and manage an internal sales and marketing organization and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

For further information please contact:

SkyePharma PLC                                                                         +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications

Sandra Haughton, US Investor Relations                                           +1 212 753 5780

Buchanan Communications                                                          +44 207 466 5000
Tim Anderson / Rebecca Skye Dietrich END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   September 10, 2003